■ EX-99.1
Change of Sales or Income and Financial Performance Compared with That of the Latest Fiscal Year
1. Change of Sales or Income compared with that of the Latest Fiscal Year

	2007	2006	Increased Amount	Increase Rate
	(Thousand KRW)	(Thousand KRW)	(Thousand KRW)	(%)
Sales	22,206,684,973	20,043,409,118	2,163,275,855	10.79
Operating Income	4,308,275,197	3,892,307,398	415,967,799	10.69
Ordinary Income	4,792,008,580	4,118,434,246	673,574,334	16.36
Net Income	3,679,431,381	3,206,604,725	472,826,656	14.75
2. Financial Performance compared with that of the Latest Fiscal Year

	2007	2006
	(Thousand KRW)	(Thousand KRW)
Total Asset	30,492,797,704	26,362,872,843
Total Liability	5,989,565,770	4,571,214,681
Total Shareholders’ Equity	24,503,231,934	21,791,658,162
Capital Stock	482,403,125	482,403,125
Total Shareholders’ Equity / Capital Stock (%)	5,079.4	4,517.3
3. Sales, Operating Income, Ordinary Income and Net Income have increased due to the increase in sales of strategic and high-value/low-cost products.
4. Date of Board Resolution: January 10, 2008